PLAN OF CONVERSION

This PLAN OF CONVERSION (this "*Plan*"), dated as of February 10, 2022, is made and entered into by Scrimmage LLC, a limited liability company organized under the laws of the State of Delaware (the "*Converting Entity*"), to set forth the terms of its conversion to Scrimmage Co., a corporation organized under the laws of the State of Delaware (the "*Converted Entity*"), whereby the Converting Entity shall convert to the Converted Entity. Terms used but not defined herein shall have the meanings ascribed to them in the Converting Entity's Limited Liability Company Agreement.

ARTICLE I
CONVERSION

Section 1.1   Conversion.   At the Effective Time, as defined below, pursuant to Section 265 of the Delaware General Corporation Law (the "*DGCL*"), upon the filing with and acceptance by the Delaware Secretary of State of the Certificate of Conversion in the form attached hereto as Exhibit A (the "*Certificate of Conversion*"), the Converting Entity shall be converted (the "*Conversion*") to the Converted Entity and shall thereafter continue to exist in the form of a corporation organized under the laws of the State of Delaware. The name of the Converted Entity shall be "Scrimmage Co."

Section 1.2   Effective Time.   The "*Effective Time*" shall be such time as, upon authorization and execution of this Plan by the parties, the parties hereto shall have filed the Certificate of Conversion with the Delaware Secretary of State and such document shall have been accepted.

ARTICLE II
CERTIFICATE OF INCORPORATION AND BYLAWS OF CONVERTED ENTITY; DIRECTORS; STOCK

Section 2.1   Certificates and Bylaws.   The Certificate of Incorporation of the Converted Entity in the form attached hereto as Exhibit B (the "*Certificate of Incorporation*") will be filed with the Delaware Secretary of State in connection with the filing of the Certificate of Conversion; and the Bylaws of the Converted Entity will be the Bylaws of the Converted Entity attached hereto as Exhibit C (the "*Bylaws*").

Section 2.2   Directors and Officers.   At the Effective Time, Daniel Taren and Matthew Dever shall become the initial directors of the Converted Entity until their successors are duly elected or appointed and qualified. The officers of the Converting Entity immediately prior to the Effective Time shall continue to be the officers of the Converted Entity, until their respective successors are duly elected or appointed and qualified.

ARTICLE III
EFFECT OF CONVERSION ON MEMBERSHIP INTERESTS IN CONVERTING ENTITY

Section 3.1   Conversion of Units. At the Effective Time, automatically by virtue of the Conversion and without any action on the part of the Converting Entity or the Converted Entity or the Converting Entity's members, each 5,000 membership units of the Converting Entity (the "***Converting Entity Units***"), shall be converted to and thereafter be deemed to represent one outstanding share of the Converted Entity's Common Stock, par value $0.00001 per share (the "***Converted Entity Common Stock***"), such that the outstanding capitalization of the Converted Entity shall be as set forth on Schedule I attached hereto immediately after the Effective Time.

Section 3.2   Options; Warrants. As of the date hereof, the Converting Entity does not have outstanding options or warrants for Converting Entity equity.

Section 3.3   Convertible Notes. Any outstanding convertible notes or other convertible instruments of the Converting Entity shall, after the Effective Time, be convertible into equity interests of the Converted Entity pursuant to the applicable provisions thereof.

ARTICLE IV
EXISTENCE, POWERS AND LIABILITIES OF THE CONVERTED ENTITY

Section 4.1   Continued Existence. At the Effective Time, the Converting Entity shall be converted to and thereafter continue its existence, without interruption, as the Converted Entity, in accordance with the provisions of this Plan and the DGCL. Without limiting the generality of the foregoing, the conversion will have the effects set forth in Section 265(d) of the DGCL.

Section 4.2   Further Acts. The Converting Entity and the Converted Entity agree that each will execute and deliver, or cause to be executed and delivered, any required deeds and other instruments, and will take or cause to be taken such further or other action as may be necessary or desirable in order to vest in and/or confirm to the Converted Entity continued and uninterrupted title to and possession of all the property, rights, privileges, communities, powers, purposes, and franchises, and all and every other interest and obligation, of the Converting Entity, and otherwise to carry out the intent and purposes of this Plan.

Section 4.3   Copy to Members. A copy of this Plan and the Exhibits hereto will be provided at no charge to any member of the Converting Entity upon written request to the Secretary of the Converted Entity or the Converting Entity.

ARTICLE V
FILING OF CERTIFICATE OF CONVERSION

Promptly after the adoption and approval hereof pursuant to the DGCL and the Converting Entity's Certificate of Formation and Limited Liability Company Agreement (if any), the Converting Entity shall (i) execute the Certificate of Conversion and shall cause the same to be filed with the Delaware Secretary of State in accordance with the DGCL and (ii) cause the

Certificate of Incorporation to be filed with the Delaware Secretary of State in accordance with the DGCL.

ARTICLE VI
TERMINATION

This Plan may be terminated and the Conversion abandoned at any time prior to the Effective Time in the discretion of the Manager of the Converting Entity.

[*Signature page follows*]

Scrimmage LLC, a Delaware limited liability company, to be converted to Scrimmage Co., a Delaware corporation, has caused this Plan of Conversion to be duly executed and delivered as of the date first set forth above.

Scrimmage LLC

DocuSigned by:

By: Matthew Dever
CDA48F807F984F3...

Matthew Dever
Manager

SCHEDULE I

Conversion of Capitalization

Equity holder	Converting Entity Units	Shares of Converted Entity Common Stock
Daniel Taren	4,990,000	998
Matthew Dever	4,990,000	998
Charles Dever	20,000	4
Megan Kane	20,000	4
The Entrust Group Inc. FBO Matthew Dever, Roth IRA 7230018494	4,990,000	998
The Entrust Group Inc. FBO Daniel Taren, Roth IRA 7230018497	4,990,000	998
Total	**20,000,000**	**4,000**

EXHIBIT A

CERTIFICATE OF CONVERSION

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
DELAWARE .

2.) The jurisdiction immediately prior to filing this Certificate is DELAWARE .

3.) The date the Limited Liability Company first formed is 7/27/2021 .

4.) The name of the Limited Liability Company immediately prior to filing this
Certificate is SCRIMMAGE LLC .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is
SCRIMMAGE CO. .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf
of the converting Limited Liability Company have executed this Certificate on the
10th day of February , A.D. 2022 .

By: _____

Name: MATTHEW DEVER
Print or Type

Title: Member
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 02/11/2022
FILED 12:04 PM 02/11/2022
SR 20220473001 - File Number 6117007

EXHIBIT B

CERTIFICATE OF INCORPORATION

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

• **First:** The name of this Corporation is _____

_____ SCRIMMAGE CO. _____ .

• **Second:** Its registered office in the State of Delaware is to be located at
8 THE GREEN, STE A _____ Street, in the City of DOVER _____
County of KENT _____ Zip Code 19901 _____ .

The registered agent in charge thereof is _____

_____ A REGISTERED AGENT, INC. _____ .

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

• **Fourth:** The amount of the total stock of this corporation is authorized to issue is
5,000 _____ shares (number of authorized shares) with a par value of
No Par Value _____ per share.

• **Fifth:** The name and mailing address of the incorporator are as follows:
Name _____ MATTHEW DEVER _____
Mailing Address 6401 Conestoga Wagon Way _____
Dell Valle, TX _____ Zip Code 78617 _____

• **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
10th _____ day of February _____ , A.D. 20 22 _____ .

BY: _____
(Incorporator)

NAME: MATTHEW DEVER _____
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 02/11/2022
FILED 12:04 PM 02/11/2022
SR 20220473001 - File Number 6117007

EXHIBIT C

BYLAWS

CERTIFICATE OF SECRETARY
REGARDING BYLAWS

OF

SCRIMMAGE CO.

The undersigned certifies:

1.   That the undersigned is the duly elected and acting Secretary of Scrimmage Co., a Delaware corporation (the "***Corporation***"); and

2.   That the following Bylaws constitute the Bylaws of the Corporation as duly adopted by the Board of Directors of the Corporation on _____.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of _____.

SECRETARY

_____

BYLAWS

OF

SCRIMMAGE CO.,
a Delaware corporation

(initially adopted on _____)

Table of Contents

BYLAWS OF SCRIMMAGE CO.

ARTICLE I

OFFICES

1.1 ***Registered Office***. The initial registered office of Scrimmage Co. (the "***Corporation***") in the State of Delaware shall be fixed in the Corporation's certificate of incorporation, as the same may be amended from time to time (the "***Certificate of Incorporation***"), and may be changed from time to time in the discretion of the Board of Directors of the Corporation.

1.2 ***Other Offices***. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 ***Annual Meeting***. Meetings of stockholders may be held at such place, either within or without the State of Delaware, as shall be determined by the Board of Directors and stated in the notice of the meeting. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 2.13 of these Bylaws. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 2.12 of these Bylaws, an annual meeting of the stockholders for the election of directors shall be held on a date and at a time as shall be designated by the Board of Directors and stated in the notice of the meeting. Any other proper business may be transacted at the annual meeting.

2.2 ***Special Meetings***. Unless otherwise prescribed by statute or by the Certificate of Incorporation, special meetings of the stockholders of the Corporation may be called for any purpose or purposes by the (i) Chief Executive Officer, if any; (ii) President, in the absence of a Chief Executive Officer; or (iii) Secretary at the request in writing of (A) a majority of the members of the Board of Directors or (B) holders of at least twenty percent (20%) of the total voting power of all outstanding shares of stock of the Corporation then entitled to vote, and may not be called by the stockholders absent such a request. Any such request shall state the purpose or purposes of the proposed meeting.

If any person or persons other than the Board calls a special meeting, the request shall: (i) be in writing; (ii) specify the date and time of such meeting and the general nature of the business proposed to be transacted; and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the Corporation's Chairperson of the Board, Chief Executive Officer, President (in the absence of a Chief Executive Officer) or Secretary.The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with the provisions of Section 2.3 and Section 4.2 of these Bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than business specified in such notice to stockholders.

2.3   ***Notice of Stockholders' Meetings***. All notices of meetings of stockholders shall be sent or otherwise given in accordance with Section 4.2 of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.4   ***Voting List***. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the Corporation's principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

2.5   ***Quorum***. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.6   ***Adjourned Meeting; Notice***. When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the continuation of the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7 **Conduct of Business**. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

2.8 **Voting**. The stockholders of record on the books of the Corporation at the close of business on the record date as determined by the Board of Directors and only such stockholders shall be entitled to vote at any meeting of stockholders or any adjournment thereof, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the Delaware General Corporation Law (the "**DGCL**"). Except as may be otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

2.9 **Record Date**. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action. If no record date is fixed by the Board of Directors, then: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

2.10 **Action at Meetings**. When a quorum is present at any meeting, the vote of the holders of a majority of the shares of stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.11 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by the DGCL filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The provisions of Section 212 of the DGCL shall govern the revocability of any proxy that states on its face that it is irrevocable.

2.12   ***Action by Stockholders Without a Meeting***. Unless otherwise provided in the Certificate of Incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware (by hand or by certified or registered mail, return receipt requested), to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

A fax, e-mail, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or by a person authorized to act for a stockholder, shall be deemed to be written, signed and dated for the purposes of this Section 2.13, provided that any such fax, e-mail, or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the fax, e-mail, or other electronic transmission was transmitted by the stockholder or by a person authorized to act for the stockholder and (ii) the date on which such stockholder or authorized person transmitted such fax, e-mail, or electronic transmission. The date on which such fax, e-mail, or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by fax, e-mail, or other electronic transmission shall be deemed to have been delivered until (i) such consent is reproduced in paper form and until such paper form is delivered to the Corporation by delivery to its registered office in Delaware (by hand or by certified mail, return receipt requested), its principal place of business or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded or (ii) such consent is delivered to the Corporation's principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, if delivered to the extent and in the manner provided by resolution of the Board of Directors.

2.13   ***Meeting by Remote Communication***.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, as authorized by Section 211(a)(2) of the DGCL the Board may in its sole discretion permit stockholders to participate in a meeting of stockholders by means of remote communication and shall be deemed present in person and permitted to vote at such meeting, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at such meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in such meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of such meeting substantially concurrently with such proceedings, and (iii) if such any stockholder or proxyholder votes or takes other action at such meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE III

DIRECTORS

3.1   ***Powers***.   The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors, except as may be otherwise provided in the DGCL, the Certificate of Incorporation or these Bylaws.

3.2   ***Number; Election; Tenure and Qualification***.   The number of directors which shall constitute the whole board shall be fixed from time to time by resolution of the Board of Directors or by the stockholders at an annual meeting of the stockholders (unless the directors are elected by written consent in lieu of an annual meeting as provided in Section 2.12); provided that the number of directors shall be not less than one (1). With the exception of the first Board of Directors, which shall be elected by the incorporator, and except as provided in the Corporation's Certificate of Incorporation or in Section 3.3, the directors shall be elected (i) at the annual meeting of the stockholders by a plurality vote of the shares represented in person or by proxy or (ii) by written consent of the Corporation's stockholders pursuant to Section 2.12, and each director elected shall hold office until his or her successor is elected and qualified or until such director's earlier resignation, removal or death. Directors need not be stockholders unless so required by the Certificate of Incorporation.

3.3   ***Vacancies and Newly Created Directorships***.   Unless otherwise provided in the Certificate of Incorporation, any vacancies, including but not limited to newly-created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Each director so chosen shall serve until his or her successor is elected and qualified or until such director's earlier resignation, removal or death. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten (10%) percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.4   ***Location of Meetings; Meetings By Telephone***. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.5   ***Meeting of Newly Elected Board of Directors***. The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of stockholders and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at such time, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6   ***Regular Meetings***. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of such location.

3.7   ***Special Meetings***. Special meetings of the Board of Directors may be called at any time by a person authorized to call a meeting under this Section 3.7. Special meetings may be called by the (i) Chief Executive Officer, if any, (ii) President, in the absence of a Chief Executive Officer, (iii) Secretary, upon the written request of two directors unless the Board of Directors consists of only one director, in which case special meetings may be called by the Secretary upon the written request of the sole director, or (iv) any two directors. Notice may be waived in accordance with Section 229 of the DGCL, or any successor thereto. If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation's principal executive office) nor the purpose of the meeting.

3.8   ***Quorum and Action at Meetings***. At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9   ***Action Without a Meeting***. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.10   ***Committees***. The Board of Directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, but no such committee shall have the power or authority in reference to (i) approving, adopting or recommending to the stockholders any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

3.11   ***Committee Minutes***. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required to do so by the Board of Directors.

3.12   ***Meetings and Action of Committees***. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of: (i) Section 3.4 (Location of Meetings; Meetings By Telephone); (ii) Section 3.6 (Regular Meetings); (iii) Section 3.7 (Special Meetings); (iv) Section 3.8 (Quorum and Action at Meetings); (v) Section 3.9 (Action Without a Meeting) and (vi) Section 4.4 (Waiver of Notice); with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members; *provided, however*, that (a) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee, (b) special meetings of committees may also be called by resolution of the Board and (c) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

3.13   ***Director Compensation***.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.14   ***Resignation***. Any director or officer of the Corporation may resign at any time. Each such resignation shall be made in writing or by electronic transmission and shall take effect at the time specified therein, or, if no time is specified, at the time of its receipt by either the Board of Directors, the President or the Secretary. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

3.15   ***Removal***. Unless otherwise restricted by the Certificate of Incorporation, these Bylaws or the DGCL, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors.

ARTICLE IV

NOTICES

4.1   ***Notice to Directors***. Whenever, under the provisions of the DGCL or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director such notice shall be (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by facsimile; or (iv) sent by electronic mail, directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Corporation's records.

4.2   ***Notice to Stockholders***. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; *provided, however*, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by electronic transmission shall be deemed given: (a) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (x) such posting and (y) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the stockholder. As used in these Bylaws, "*electronic transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

4.3   *Affidavit of Notice*. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

4.4   *Waiver of Notice*. Whenever any notice is required to be given under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE V

OFFICERS

5.1   *Enumeration*. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President and a Secretary and such other officers with such other titles as the Board of Directors shall determine from time to time. Among the officers the Board of Directors may designate are a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Treasurer. The Board of Directors also may choose one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these Bylaws otherwise provide. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board.

5.2   *Appointment of Officers*. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws, subject to the rights, if any, of an officer under any contract of employment. Any vacancy occurring in any office of the Corporation shall be filled by the Board, or as provided in Section 5.3.

5.3   *Appointment of Other Officers and Agents*. The Board of Directors may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4   *Removal and Resignation of Officers*.

(a)   Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

(b)   Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5   *Chairman of the Board and Vice Chairman of the Board*. The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which the Chairman shall be present. The Chairman shall have and may exercise such powers as are, from time to time, assigned to the Chairman by the Board of Directors and as may be provided by law. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which the Vice Chairman shall be present. The Vice Chairman shall have and may exercise such powers as are, from time to time, assigned to such person by the Board of Directors and as may be provided by law.

5.6   *Chief Executive Officer*. In the absence of a Chairman and/or Vice Chairman of the Board, the Chief Executive Officer shall preside as the chairman of meetings of the stockholders and the Board of Directors. The Chief Executive Officer shall, subject to the control of the Board of Directors, have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. All other officers, officials, employees and agents shall report directly or indirectly to the Chief Executive Officer. The Chief Executive Officer, President or any executive Vice President shall execute bonds, mortgages and other contracts on behalf of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

5.7   *President*. In the absence or disability of the Chief Executive Officer, the President shall perform all the duties of the Chief Executive Officer. When acting as the Chief Executive Officer, the President shall have all the powers of, and be subject to all the restrictions upon, the

Chief Executive Officer. The President shall have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the Chief Executive Officer or the Chairman of the Board.

5.8   *Vice Presidents*. In the absence of the President or in the event of the President's inability or refusal to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. Vice Presidents, by virtue of their appointment as such, shall not necessarily be deemed to be executive officers of the Corporation, such status as an executive officer only being conferred if and to the extent determined by the Board of Directors when such Vice President is placed in charge of a principal business unit, division or function (*e.g.,* sales, administration or finance) or performs a policy-making function for the Corporation. Each executive Vice President shall at all times possess, and upon the authority of the President or the Chief Executive Officer any non-executive Vice President shall from time to time possess, power to sign all certificates, contracts and other instruments of the Corporation, except as otherwise limited by the Chairman of the Board, the President, Chief Executive Officer or the Vice Chairman of the Board. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

5.9   *Secretary*. The Secretary shall keep the minutes of all meetings of the Board of Directors, committees of the Board of Directors and the stockholders, in books provided for that purpose; shall attend to the giving and serving of all notices; may in the name of the Corporation affix the seal of the Corporation to all contracts and attest the affixation of the seal of the Corporation thereto; may sign with the other appointed officers all certificates for shares of capital stock of the Corporation; and shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct, all of which shall at all reasonable times be open to inspection of any director upon application at the office of the Corporation during business hours. The Secretary shall perform all other duties given in these Bylaws and other duties commonly incident to such office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to such office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, shall designate from time to time.

5.10   *Assistant Secretary*. Each Assistant Secretary shall have the usual powers and duties pertaining to such offices, together with such other powers and duties as designated in these Bylaws and as from time to time may be assigned to an Assistant Secretary by the Board of Directors, the Chairman of the Board, the President, the Vice Chairman of the Board, or the Secretary. The Assistant Secretaries shall exercise the powers of the Secretary during that officer's absence or inability or refusal to act.

5.11   *Treasurer*. The Treasurer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, Chief Executive Officer, if one be designated, the President or the Chief Financial Officer. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform other duties commonly incident to such office and shall also perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, if one be designated, or the President shall designate from time to time. In absence of a designated Chief Financial Officer, unless otherwise determined by the Board of Directors or Chief Executive Officer, the Treasurer shall serve as the Chief Financial Officer subject to control of the Chief Executive Officer. The Chief Financial Officer, if any be designated, may, but need not serve as the Treasurer.

5.12   *Assistant Treasurer*. The Assistant Treasurer, or if there be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

5.13   *Voting and Exercise of Rights of Shares of Other Corporations*. The Chairman of the Board, the Chief Executive Officer, the President or any other person authorized by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

ARTICLE VI

CAPITAL STOCK

6.1   *Certificates*. The shares of the Corporation shall be represented by certificates, in paper or exclusively electronic form, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the chairperson or vice chairperson of the Board, or the president or vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be an electronic facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be an officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

6.2   ***Special Designation on Certificates***. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.   Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or a statement that the Corporation will furnish without charge, to each stockholder who so requests, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.3   ***Lost Certificates***. Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   ***Transfer of Stock***. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction in its books.   Upon receipt of proper transfer instructions from the registered owner of uncertificated shares such uncertificated shares shall be canceled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation.

6.5   ***Registered Stockholders***. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII

GENERAL PROVISIONS

7.1   *Dividends*. The Board, subject to any restrictions contained in the DGCL or the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

7.2   *Checks*. From time to time, the Board shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the Corporation, and only the persons so authorized shall sign or endorse those instruments.

7.3   *Execution of Corporate Contracts and Instruments*. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.4   *Fiscal Year*. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

7.5   *Seal*. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.6   *Loans*. The Board of Directors of the Corporation may, without stockholder approval, authorize loans to, or guaranty obligations of, or otherwise assist any officer or other employee of the Corporation or of its subsidiary, including any officer or employee who is a director of the Corporation or its subsidiary, whenever, in the judgment of the Board of Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance includes, without limitation, the adoption of employee benefit plans under which loans and guarantees may be made, and may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation.

7.7   *Stock Transfer Agreements*. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.8   ***Construction; Definitions***.   Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "***person***" includes both a corporation and a natural person.


ARTICLE VIII

INDEMNIFICATION


8.1   ***Scope***. The Corporation shall, to the fullest extent permitted by Section 145 of the DGCL, as that Section may be amended and supplemented from time to time, indemnify any director, officer, employee or agent of the Corporation, against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement and/or other matters referred to in or covered by that Section and reasonably incurred by the person in connection with such action, suit or proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

8.2   ***Advancing Expenses***. Expenses (including attorneys' fees) incurred by a present or former director or officer of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized by relevant provisions of the DGCL; *provided, however,* the Corporation shall not be required to advance such expenses to a director (i) who commences any action, suit or proceeding as a plaintiff unless such advance is specifically approved by a majority of the Board of Directors or (ii) who is a party to an action, suit or proceeding brought by the Corporation and approved by a majority of the Board of Directors which alleges willful misappropriation of corporate assets by such director, disclosure of confidential information in violation of such director's fiduciary or contractual obligations to the Corporation, or any other willful and deliberate breach in bad faith of such director's duty to the Corporation or its stockholders.

8.3   ***Liability Offset***. The Corporation's obligation to provide indemnification under this Article VIII shall be offset to the extent the indemnified party is indemnified by any other source including, but not limited to, any applicable insurance coverage under a policy maintained by the Corporation, the indemnified party or any other person.

8.4   ***Continuing Obligation***. The provisions of this Article VIII shall be deemed to be a contract between the Corporation and each director of the Corporation who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

8.5   ***Non-exclusivity of Rights***.   The indemnification and advancement of expenses provided for in this <u>Article VIII</u> shall (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director and (iii) inure to the benefit of the heirs, executors and administrators of such a person.

8.6   ***Insurance***.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

8.7   ***Other Persons***.   In addition to the indemnification rights of directors, officers, employees or agents of the Corporation, the Board of Directors in its discretion shall have the power on behalf of the Corporation to indemnify any other person made a party to any action, suit or proceeding who the Corporation may indemnify under Section 145 of the DGCL.

8.8   ***Definitions***.   The phrases and terms set forth in this <u>Article VIII</u> shall be given the same meaning as the identical terms and phrases are given in Section 145 of the DGCL, as that Section may be amended and supplemented from time to time.

ARTICLE IX

AMENDMENTS

Except as otherwise provided in the Certificate of Incorporation, these Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the holders of a majority of the outstanding voting shares or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

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